December 15, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:       Melissa Raminpour, Branch Chief

Re:	Sino Agro Food, Inc.
Form 10-K for the Year Ended December 31, 2016 Filed March 16, 2017
Form 10-K/A for the Year Ended December 31, 2016
Filed August 24, 2017 and September 20, 2017
File No. 0-54191

Dear Ms. Raminpour:

Sino Agro Food, Inc. (the “Company”) hereby submits its response to certain matters raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated November 6, 2017 (the “Comment Letter”) relating to the Annual Report on Form 10-K (the “Form 10-K”) and Amendment No. 2 thereto, each as referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Form 10-K/A for the Year Ended December 31, 2016

Explanatory Note

Form 10-K/A filed on 9/20/2017

Item 9A. Controls and Procedures, page 85

Comment No. 1. We note your response to prior comments two and four. Please elaborate on your conclusion that there were compensating controls that were tested and evaluated that reduced the magnitude of the misstatement of both annual and interim financial statements. Also tells us how you concluded a prudent official would not conclude that the deficiency is at least a significant deficiency considering both annual and interim financial statements. We may have further comment upon reviewing your response.

Response No. 1. In consultation with our independent auditor, the Company has taken into consideration the design, implementation, and evaluation of controls that need to be tailored to the size and reporting risks of the Company. Given its rapid year-over-year growth, the Company has faced challenges in hiring or engaging sufficient personnel to fully implement segregation of duties across all processes. Nevertheless, it remains the Company’s objective to implement a control system that provides reasonable assurance that financial statements are prepared in accordance with GAAP and are free of material misstatements.

In performing its assessment, management and its auditor concur that the Company had been implementing and continues implement controls that address the risk of a material misstatement in its financial statements being prevented or detected on a timely basis. The Company does implement a top-down, risk-based approach focusing on entity-level controls, significant accounts, processes and activity. The Company, understanding management must cover the Company’s internal control over financial reporting (“ICFR”) as a whole, realizes that the greatest attention must be focused on those areas that pose the highest risk to reliable financial reporting.

Thus, because the deficiency in ICFR occurring during the third quarter of fiscal year 2016, as outlined in our response to Comment Number 1 in the Company’s correspondence submitted to the Commission on September 20, 2017 and subsequently reiterated in its follow-up response to the Commission to Comment Number 2 in its October 23, 2017 correspondence, the Company’s management is in the process of implementing changes to its ICFR to improve the control environment, specifically regarding ‘timely disclosure’ on matters related to Discontinued Operations. The changes to the control environment include, but are not limited to, the following:

•	For future disposition of assets and/or discontinued operations, the Company will retain third-party specialists to augment internal resources utilized for due diligence and analysis of the technical accounting aspects of the transaction. Such resources will be retained by management at the direction of the audit committee.

•	For future disposition of assets and/or discontinued operations, the Company will prepare an accounting memorandum for each disposal to address the guidance outlined in ASC 205-20 ‘Presentation of Financial Statements — Discontinued Operations’ as necessary, as well as further educate itself regarding matters of disposition/discontinued operations through related accounting literature, that will be reviewed by the Chief Financial Officer and presented to the audit committee.

These remediation initiatives are intended to enhance the Company’s timely disclosure by establishing a formal process and specific control activities regarding disposition of assets/discontinued operations. Management believes that these measures currently being implemented will remedy the deficiency identified.

The Company understands that if a single material weakness in ICFR exists, then ICFR is not effective, regardless of the effectiveness of the rest of the controls. Yet, due to compensating controls that had been tested and evaluated, having been in place to prevent and detect a material weakness, our independent auditor concluded that an insignificant deficiency rather than a material weakness had existed since evidence to support these or similar controls being employed provided for the timely and accurate reporting of other transfer of ownership transactions. Following are two examples demonstrating where these controls were effective, had been tested, and had proven viable in ensuring timely and accurate reporting within the 201510-K and 2016 10-Q for the second fiscal quarter, respectively:

•	SJAP formed Qinghai Zhong He Meat Products Co., Limited (“QZH”), with SJAP would owning a 100% equity interest. On October 25, 2015, both QZH and new stockholder, Qinghai Quanwang Investment Management Co., Ltd (“QQI”) contributed additional capital of $4,157,682 and $769,941, respectively. As of result, SJAP decreased its equity interest from 100% to 86% and QQI owned a 14% equity interest. As of December 31, 2015, SJAP’s total investment in QZH was $4,645,487. In addition, according to an investment agreement between QZH and QQI, (i) QQI only enjoys interest 6% annually on its capital contribution and did not enjoy profit distribution; (ii) the investment period was 3 years only, and (iii) SJAP shared 100% (2014: 100%) on profit or loss after deduction 6% interest to QQI and enjoyed 100% (2014: 100%) voting rights of QZH’s board and stockholders meetings.

•	On May 6, 2016, SJAP invested in 30% equity interest in Guangzhou Horan Taita Information Technology Co., Limited (“HTIT”), a company incorporated in P.R.C. for $150,806.

Under each of these circumstances, it was found that all relevant documents such as related investment agreements, correspondence, board minutes, etc. were properly recorded, circulated to relevant departments and personnel, that is, to its legal and financial personnel, the Company’s audit committee and its board of directors, having been properly disseminated and reviewed as directed in the Company’s ICFR protocol.

Had the circumstance under discussion resulted from a material weakness, rather than an isolated deficiency, it would have meant that the Company’s controls would not have prevented or detected a material misstatement in the two sample transactions outlined, which was not evident.

Furthermore, control systems can provide reasonable, but not absolute, assurance that financial statements are reliable and prepared in accordance with GAAP and devoid of any deficiency. In response to how we concluded a prudent official would not conclude that the deficiency is at least a significant deficiency considering both annual and interim financial statements, taking into consideration the facts and circumstances of each particular situation, which help define the degree of assurance that would satisfy prudent officials in the conduct of their own affairs, the Company having timely and accurately met protocol for other similar transactions with no deficiency evidenced, leads us to conclude that the Company’s error in timely reporting the disposition of assets related to the TRW/JFD exercise was an isolated occurrence, a deficiency neither replicated nor found to be a material weakness when compared with the timely or accurate reporting of Company transactions employing the same control protocol.

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Note 2. Summary of Significant Accounting Policies

2.8 Revenue Recognition, page F-12

Comment No. 2. We note your response to previous comment five. Please clarify how you determined that the amount involved was immaterial. In this regard, based on our review of your Q4 2016 earnings call transcripts, it appears that the sales of live cattle have historically constituted a significant portion of your sales, and in 2016, the significant decline was attributed to a precipitous fall in market prices which recovered later in 2016. Considering the market price fluctuations between the time cattle is sold and repurchased and the impact on the financial statements your commitment to repurchase might have, please revise your revenue recognition policy to describe the accounting for the sale of cattle and describe in detail the terms and materiality of the respective repurchase obligations. Furthermore, for each of the periods presented, disclose the amounts recognized for cattle sold that were subsequently repurchased, as well as the repurchase amounts. In addition, clarify in more detail your new disclosure that “Sales and cost of feed as well as repurchase and sale of cattle are each incorporated into the income statement, as well as the exchange of cattle between the Company and the Coop farmers accounted for under inventories and deposits and prepayments on the balance sheet, as warranted”, so that the reader gain an understanding of all the steps involved in these arrangements from initial sale to final repurchase and its impact on the financial statements.

Response No. 2. With respect to our determination that the amount involved had been immaterial, this assessment had been mainly based on three factors, namely: (1) the marked reduction in SJAP’s (SIAF’s subsidiary) reliance on cooperative farmers to supply any portion of the 8,333 head of live cattle it sold to market in 2016 (i.e., a major portion of the 8,333 head of live cattle sold having been raised at SJAP’s own farm versus purchased for resale from cooperative farms); (2) the overall percentage (13%) that live cattle sales ($20,089,907), inclusive of cattle raised to maturity at both the SJAP farm and Cooperative farms, represent of total division sales from all SJAP operations ($155,203,534), and (3) the fact that the local government provides incentive grants (held on deposit at SJAP) amounting to approximately $300/head of cattle that are retained by SJAP to cover the cost of feed raised/supplied by it to the cooperatives, regardless of whether or not fattened/matured cattle are repurchased by SJAP from the cooperative farms. The local government provides these grant dollars to assist local farmers by helping them offset the cost of feed without the onus on SJAP to repurchase the cattle while, at the same time, ensuring that SJAP’s cost to raise/supply the feed is covered.

With respect to the Commission’s request that the Company provide greater detail to its shareholders on both the process and respective amounts involved in the Company/cooperative farms’ supply-chain, the Company respectfully submits (see below) what had been presented in our 2014 10-K filing, and respectfully requests that the Commission provide its feedback as to whether this information format, if duplicated to reflect 2016 results, would satisfy the Commission’s request as outlined in Comment 2. Also, any additional information that the Commission would recommend the Company add to the following, is also welcomed:

Notes to Table A.4.

A.4.1: There were 18,585 head of live cattle at an average weight of 680 Kg/head sold in the year 2014 compared to 9,375 head at an average weight of 650 Kg/head sold in the year 2013 representing an increase of 9,210 head as SJAP increased its number of cooperative farms from 2013’s 10 to its present number of 22. Unit sales prices of live cattle as an average has decreased from RMB33/Kg (or $4.80/Kg) of live weight in 2013 to RMB31/Kg of live weight in 2014.

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The Table below shows more comprehensive details and information on sales of live cattle between cooperative growers and SJAP’s own farm in 2013 and 2014:

		2014				2013
		SJAP as a Group	Cooperative farmers	SJAP's own farm	Note	SJAP as a Group	Cooperative farmers	SJAP's own farm

	Units
Cattle sold	Head	18,585	13,860	4,725	a	9,375	5,500	3,875
Average unit sales price	US$/head	3,397	3,176	4,169	b	3,461	3,220	3,804
	RMB/head	20,892	19,532	20,892		21,285	19,800	23,393
RMB sales in live wt.	RMB/ Kg	31	31	31	c	33	33	33
Sales revenue	US$	63,133,245	44,019,360	19,696,730		32,446,875	17,707,317	14,739,558
Unit cost price	US$/head	2,522	2,561	2,408	d	2,265	2,634	1,741
	RMB/head	15,510	15,750	14,807		13,930	16,200	10,707
RMB cost in live wt	RMB/Kg	23	25	18	e	21	26	16
Cost of cattle in	US$	46,871,370	35,495,044	11,376,326		21,234,375	14,487,805	6,746,570
Average live wt.	Kg/head	680	630	827		650	630	678
Total live wt.	Kg	12,637,800	8,731,800	3,906,000		6,093,750	3,465,000	2,628,750

Note (a): Total head of cattle sold by SJAP is 18,585 in 2014 of which 13,860 head were contracted with and purchased from cooperative farms after the cattle have been fattened for a period up to 3 months and 4,725 head were grown or fattened by SJAP’s own farm.

Note (b & d): The average sales price per head of cattle is at US$3,397/head of cattle at averaged weight of 680 Kg/head whereas the average weight of cattle from the Cooperative farms is at 630 Kg/head sold at an average of US$3,176/head while the heavier cattle grown by our own farm averages at $4,169/head, reflecting corresponding value, accordingly.

Note (c): Unit cost of cattle at RMB 23/Kg, 25/Kg & 18/Kg for SJAP as a group, purchase cost paid to cooperative farms and cost (inclusive rearing and/or fattening) at SJAP’s own farm respectively from which rearing and fattening profit of the cooperative farms can be derived.

Note (e): RMB25/Kg of live weight are the average cost that SJAP paid to its Cooperative farms for their fattening contracts with the said farms yielding an average of RMB15,750/head of (630 Kg) fattened cattle. As such, we are expecting the cooperative farms’ average cost of growing and fattening the cattle at RMB11,100 to 11,400/head and Gross Profit at RMB4,350 to 4,605/head (or between 28% to 30% in Gross Profit), from which SJAP’s average Gross Profit derived from the sales of cattle contracted with and fattened by the Cooperative farms is at 19%.

Note 6. Net Income from Discontinued Operations, page F-31

Comment No. 3. We note your response to prior comment six. Please clarify how the fair value of $3.41 per share value of the 99.9 million shares was determined for TWR.

Response No. 3.

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Table X below shows the derivation of $/shares after the injection of farms’ assets

	Fair values of Injected farms' assets
	Inclusive respective indoor and open dams properties
US$1=RMB6.7	FF1	PF1	PF2	PF3	PF4
US$1=HK$7.7	AquaFarm(1)	Aqua Farm 2	Aqua farm 3	Aqua Farm 4	Aqua Farm 5	Master License	Total
In US$ equivalent	US$	US$	US$	US$	US$	US$	US$

The Chattels	8,787,115.6	4,199,237.9	21,338,881.5	33,609,047.1	-	-	67,934,282.1
The P&E	5,148,769.2	5,391,657.1	2,326,044.8	24,045,576.5	-	-	36,912,047.6
The Intellectual Properties	5,672,862.0	6,348,029.3	13,669,794.7	30,228,181.0	69,053,863.7	30,000,000.0	154,972,730.7
The Buildings	8,256,870.8	12,832,764.2	12,659,859.0	11,883,710.4	-	-	45,633,204.4
Immovable structures	5,672,862.0	9,897,263.4	9,080,438.4	8,597,279.9	1,894,268.2	-	35,142,111.9
Total values	33,538,479.5	38,668,951.9	59,075,018.4	108,363,794.9	70,948,132.0	30,000,000.0	340,594,376.7

	Equity shares of Tri-way Industries Limited (HK)
		Par value	Share Capital		Value / share
	# of shares	HK$	HK$	US$ equivalent	HK$	US$ equivalent
Shares issued prior to Injection	10,000	1	10,000	1,299	1	0.13
Addition shares issued after injection	99,990,000	1	2,622,576,701	340,594,377
Total Issued shares	100,000,000	1	2,622,586,701	340,595,675	26.23	3.41

Investment Agreement, Clause 2.1, as filed:

The said Investors hereby agree to the injection of the said Assets and the said Intellectual Properties into the Assets Recipient based upon the said Assets and Shares Exchange Value as stipulated in the “Appendix 4 - Details of the said Assets and Shares Exchange Value Settlement”.  Simultaneously upon the signing of the Agreement, the said Investors shall lease the buildings and the immovable structures of the said Farms to the Assets Recipient, as listed in the “Appendix 3–The Lists of the Buildings and the Immovable Structures”. (“Effective date”)

Investment Agreement, Details of the said Assets and Shares Exchange Value Settlement, as filed:

In consideration of the said Investors investing in the Invested Company, by way of injecting the said Assets and the said Intellectual Properties as well as the Rental into the Assets Recipient, the Invested Company shall issue such number of equivalent value of new shares calculated at HK$26.40/share of the Invested Company to the said Investors or their nominee in accordance with Clause 2.7 hereof on or before the Completion Date. The valuation of the said Assets and the said Intellectual Properties as well as the Rental are as follows:

Summary of Valuation (Subject to final adjustments)

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Prawn Farm (1)

Index	Summary of assets:	RMB	US$
C	The Chattels	28,134,894	4,199,238
D, E & F	The P&E	36,124,103	5,391,657
G	The Intellectual properties	42,531,796	6,348,029
	Total 1	106,790,793	15,938,924

A1	The Buildings	85,979,520	12,832,764
A2 & B	Leased immovable structures	66,311,665	9,897,263
	Total 2	152,291,185	22,730,028

	Total considerations	259,081,978	38,668,952

Prawn Farm (2)

Index	Summary of Assets:	RMB	US$
B1 to B5	The Buildings	84,821,055	12,659,859
C1 to C5	The Chattels	142,970,506	21,338,882
D1 to D5	The P&E	15,584,500	2,326,045
F	The Intellectual properties	91,587,626	13,669,795
	Total (1)	334,963,687	49,994,580

A	Leased immovable structures	60,838,938	9,080,438

	Total considerations	395,802,625	59,075,018

Prawn Farm (3)

Index	Summary of assets:	RMB	US$
C1 to C3	The Chattels	225,180,616	33,609,047
D, E & F	The P&E	161,105,363	24,045,576
G, H, I & J	The Intellectual properties	202,528,813	30,228,181
T1	Total	588,814,791	87,882,805
A	The Buildings	79,620,860	11,883,710
B	Leased immovable structures	57,601,775	8,597,280
T2	Total	137,222,635	20,480,990
	Total Cosideration	726,037,426	108,363,795

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Prawn Farm (4)

Summary of Assets
Purchased assets
Intellectual Properties	473,018,967	69,053,864

Immovable structures	12,975,738	1,894,268

Total consideration	485,994,704	70,948,132

Comment No. 4. We note your response to previous comment seven, and continue to be unclear of when all conditions for recognizing the gain were met. In order to better evaluate your response, please provide us with a detailed timeline of all dates considered in your conclusion pertaining to the disposition and asset injections. At a minimum, please provide the dates all relevant agreements were signed, dates that assets and title to assets transferred under applicable law for the jurisdiction applicable to each entity, dates monetary or share consideration transferred, and what you considered to be the official dates the transactions settled and why.

Response No. 4.

1.	18-AUG-2016	Execution of Investment Agreement (IA)
2.	18-AUG-2016	Jiangmen Fishery Development Co. Ltd (JFD) acquired 25% of Guangzhou Kangi Enterprise Management Co. Ltd such that JFD becomes 100% owned by Tri-way Industries Limited (HK) (Tri-way)
3.	18-AUG-2016	Effective Date that Investors agreed to transfer and register assets to the Assets Recipient (JFD).
4.	30-SEP-2016	SIAF assumed ownership of Tri-way’s original assets in exchange for its original investment in Tri-way, in conjunction with TRW/JFD’s exercise of other farm assets owned by other investors injected into it, as well.
5.	05-OCT-2016

Completion Date on which Tri-way, with JFD having assumed ownership of said farms’ assets (inclusive, all farms), allocated equitable allotments of shares to the investors (or, their nominees) in exchange for their respective farms’ assets.

6.	10-May-2016	Once all legal matters had been carried out, Tri-way completed the settlement of allotted shares to the investors (or, their nominees), which are held in direct registration form on file with the Hong Kong Company Registrar.

Comment No. 5.

Part A: Furthermore, the Press Release dated January 17, 2017, attached to Form 8-K filed on January 18, 2017, and the Press Release dated March 1, 2017, attached to Form 8-K filed on March 1, 2017, suggest that legal due diligence and the carve-out of assets were not completed until 2017. In this regard, and in connection with the comment above, please elaborate on the statements in your response to prior comment seven, that asset injection transactions were completed by contracting parties on October 5, 2016.

Response to Part A of Comment No. 5. In reference to the press release dated January 17, 2017, wherein the Company had indicated that legal due diligence had been completed in relation to the carve-out of its aquaculture operations, the announcement that legal due diligence had been performed had been released in conjunction with what had been the main announcement, which was SIAF wishing to convey to its shareholders that JFD had been officially registered as a Wholly Foreign Owned Enterprise of Tri-way, making it legally eligible for SIAF shareholders to now own shares of Tri-way (“TRW”) directly. Having announced any individual aspect of the exercise, legal due diligence having been completed, or otherwise, was not perceived or seen as newsworthy of a separate announcement when the intended purpose had been to announce what was in the shareholders’ greatest interest, that is the announcement that shareholders of the Company are now eligible for direct TRW ownership; the legal due diligence was simply a component of the overall carve-out exercise and not intended, in and of itself, to be announced as a separate Company milestone.

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In reference to the press release dated March 1, 2017, the Company had explicitly stated in its opening sentence of the second paragraph, “As discussed in prior communications, the purpose for the carve-out is to provide Tri-way a means toward capitalizing on market conditions that currently support entities with strong aquaculture focus.” Prior communication included the Company’s Shareholder Conference Call held December 6, 2016, as well as the January 17, 2017 press release. Respective of the details within this press release, the numbers, specifics, etc. had been withheld until such time as the Company’s auditor had sufficient time to review and provide its feedback on the report provided to it on the carve-out exercise. Also, the Company had decided to release this information as a separate news item, rather than just as part of the overall information summarized within the 2016 10-K press release, since it felt that this information, in terms of its relevance to shareholders, required a stand-alone synopsis that was not buried within a lengthy press release providing an overview of FY2016.

The Company does acknowledge that in neither of the press releases cited by the Commission had there been a clear indication of when the carve-out had been completed, i.e., October 5, 2016. In this respect, the Company does concur that having provided this date in the body of these press releases would have removed the appearance that legal due diligence and/or the carve-out, itself, had not occurred until as of the date or time frame of the press releases themselves. It was the Company’s intention that all activity, relevant dates, etc. related to the carve-out would be sufficiently and thoroughly described to its shareholders in the 2016 10-K filing, in which a more thorough discussion, coupled with facts and figures would provide investors the overall information needed to assess the impact of the Company’s carve-out exercise on their investment. That said, even though the Company had intended and followed up by adequately disclosing the dates and details of the carve-out in its 2016 10-K, going forward, it will commit to include specific dates in its press releases that work to eliminate discrepancy, questions, speculation, as to when certain actions had been or were intended to be taken.

Comment No. 5.

Part B: In addition, explain why share allotment and member registration is considered irrelevant to the timing of the gain recognition and cite relevant law or accounting guidance that supports your conclusion.

Response to Part B of Comment No. 5. With reference to Section 2, Injection of the Said Assets, contained within the Investment Agreement filed in conjunction with this letter in response to Comment 6, the Company respectfully requests that the Commission consider the language contained in its clauses numbered 2.1 through 2.10, with emphasis on clauses 2.4 and 2.7, as it relates to the Commission’s question, wherein all parties had agreed to the transfer of their assets and leaseholds regardless of the timing of the transfer of shares owed to each member, as follows:

“Clause 2.4 The Assets Recipient (“JFD”) shall obtain the ownership right of the said Assets and the said Intellectual Properties in exchange for the allotment of shares as described in clause 2.7 below, that is, on or before October 5, 2016 (hereinafter, referred to as “Completion Date”).

“Clause 2.7 The said Assets and Shares Exchange Value is to be settled in the following manner: In consideration of the said Investors investing in the Invested Company, by way of injecting the said Assets and the said Intellectual Properties as well as the Rental into the Assets Recipient, the Invested Company shall settle the said Assets and Shares Exchange Value and the Rental by issuing such number of equivalent value of new shares (calculated at HK$26.40/share) of the Invested Company as prescribed in the Appendix 4, hereto. The Investors hereby agree that the Invested Company will instruct its Company Secretary to allot new shares to respective investors or their nominated persons, as instructed, or entity in accordance with the enlarged capital of the Investor Company and to file with the Hong Kong Company Registrar, accordingly. The Invested Company shall be entitled to decide when to issue new shares, and the number of shares to be issued to the said Investors or such person or such entity nominated by the said Investors as the said Investors’ nominee, according to the Invested Company’s shareholding situation, so that the said Chinese Investors or such person or such entity nominated by the said Chinese Investors will not acquire the controlling shareholding of the Invested Company, nor will the said Chinese Investors or such person nominated by them, either individually or collectively, acquire the controlling shareholding of the Invested Company. If at any time the issuance of such new shares may result in the said Chinese Investors or such person nominated by them, either individually or collectively, acquiring the controlling shareholding of the Invested Company, then the Invested Company shall be entitled to delay such issuance of new shares until such issuance would not result in change of control of the Invested Company. Delays, if any, in the issuance of said shares to said investors shall not affect the completion of this agreement on October 5, 2016.”

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Comment No. 6. Lastly, please file any agreements related to these transactions as exhibits under Item 15. Exhibits and Financial Statement Schedules or explain why you believe they are not material. Please refer to Items 601(b)(2) and (b)(10) of Regulation S-K.

Response No. 6. The Company is filing a translated copy of the Investment Agreement related to the carve-out exercise in response to the Commission’s request.

The Company hereby acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (202) 556-4466 or our counsel Marc Ross or Henry Nisser at (212) 930-9700.

Very truly yours,

/s/ Daniel Ritchey
Daniel Ritchey
Chief Financial Officer

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